May 25, 2012

Via EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE:          E-Waste Systems, Inc.
Withdrawal of Registration Statement on Form S-8
File No. 333-180279
CIK No. 000148309

Ladies and Gentlemen:

On behalf of E-Waste Systems, Inc., a Nevada corporation (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the Registration Statement on Form S-8 (File No. 333-180279), together with all exhibits thereto, as originally filed by the Company on March 22, 2012 (the “Registration Statement”) be withdrawn effective immediately. None of the Company’s securities has been sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement (File No. 333-180279) as soon as reasonably practicable.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Company’s counsel, Cyruli Shanks Hart & Zizmor LLP, Attn: Paul Goodman, 420 Lexington Avenue; Suite 2320, New York, NY, facsimile number (212) 661-5350.

E-Waste Systems Inc
101 First St #493
Los Altos, CA  USA 94022
www.ewastesystems.com

Should you have any questions regarding this matter, please contact Paul Goodman at (212) 661-6800.

Very truly yours,

/s/  Martin Nielson
       Martin Nielson
       Chief Executive Officer

E-Waste Systems Inc
101 First St #493
Los Altos, CA  USA 94022
www.ewastesystems.com